SEALSQ Invests $10 Million in WISeSat.Space, at $115 Million Pre-Money Valuation, to Accelerate Planned Satellite Constellation Deployment, Space-Based Quantum Key Distribution (QKD) Communications, and Decentralized IoT Transactions

Geneva, Switzerland, June 17, 2025 -- SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced that its Board of Directors has formally approved a $10 million strategic investment in WISeSat.Space AG (“WISeSat”), joining its parent company WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY), to accelerate the planned deployment of a secure, quantum-ready satellite constellation.

The $10 million investment secures SEALSQ a 9% equity stake in WISeSat, based on a pre-money valuation of $115 million established through a valuation conducted by an independent expert.

This milestone financing will enable WISeSat to scale up its operations and accelerate the deployment of its planned satellite constellation, as well as provide the flexibility to evaluate opportunities for expanding its access to pre-existing satellite infrastructure through strategic partnerships and investments.

Additionally, WISeSat is finalizing preparations for the launch of WISeSat 3.0 during the last week of June 2025 from California. This post-quantum-ready next-generation satellite, enables quantum-secure communications from space, and has machine-to-machine transactions capabilities powered by SEALCOIN, a collaboration between WISeKey and The Hashgraph Association, using Hedera’s decentralized ledger technology (DLT).

WISeSat is also planning to expand its satellite launch operations by partnering with companies such as PLD Space in Spain and SkyRoot Aerospace in India, broadening its global launch footprint and increasing flexibility and resilience for future missions.

This investment underscores SEALSQ’s goal to building the world’s first quantum-resilient satellite network, designed to deliver ultra-secure communications and transactional IoT (t-IoT) services globally. WISeSat’s infrastructure enables SEALSQ to bring post-quantum Root of Trust and secure chips directly to IoT devices, even in the most remote locations. SEALSQ’s investment not only accelerates technological advancement but also unlocks a transformational opportunity to secure trillions of IoT devices worldwide.

The global quantum communication market, valued at over $1 billion in 2024, is projected to grow at a CAGR of 31.8% from 2025 to 2030.1 The increased demand for unbreakable security in finance, healthcare, and defense sectors fuels this momentum.

The June 2025 WISeSat 3.0 launch will also feature a Proof of Concept demonstrating SEALCOIN's capacity for autonomous, decentralized satellite-to-IoT device transactions, laying the foundation for a new Satellite-as-a-Service (SataaS) model. This model should generate recurring revenue via connectivity subscriptions, secure data monetization, and blockchain-based machine-to-machine (M2M) payments. This breakthrough lays the foundation for scalable commercial deployments across sectors such as smart cities, logistics, energy, and defense.

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1 “Quantum Communication Market Size, Share & Trends Analysis Report By Offering (Solutions, Services), By Transmission Medium, By Enterprise Size, By Vertical (BFSI, Government & Defense, Healthcare, Aerospace), By Region, And Segment Forecasts, 2025 – 2030”, Grand View Research, 2025

Quantum communication is the next frontier in cybersecurity, using the principles of quantum physics to secure information in a way that is physically impossible to intercept or decode without detection. With quantum computers expected to break traditional encryption within the next decade, organizations and governments are racing to adopt quantum-resilient infrastructure. Post-quantum security, especially via satellite-based Quantum Key Distribution (QKD), ensures secure data exchange across global networks. By placing this technology in orbit, WISeSat enables real-time, tamper-proof key distribution and communications to any point on Earth, including remote or disconnected regions. This capability is critical to secure global transactions in finance, protect sensitive healthcare data, defend national infrastructure, and maintain the integrity of mission-critical systems.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com